ADARNA ENERGY CORPORATION
11 Riverside Drive, Suite 206
Cocoa, FL 32922

                    September 10, 2012

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:       Adarna Energy Corporation
Preliminary Information Statement on Schedule 14C
Filed July 19, 2012
Supplemental Response filed August 17, 2012
File No. 000-32143

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated August 29, 2012.  The Staff’s comment is copied and indented below, followed by our response.

1.  We note your response to comment 1 from our letter dated August 10, 2012, and we reissue, in part, the comment. Please provide additional details regarding your transaction with Air Pure Systems. In particular, please describe which entities were parties to the transaction. To this extent, we note that at the same time Viridis Capital, LLC, the company’s majority-shareholder, agreed to exchange 100% of its beneficial ownership interest in the Company for 75,000 shares of the Company’s Series D Preferred Stock, and the Company entered into and closed under a subscription agreement with Petrocavitation Partners, LLC for 460,000 shares of the Company’s newly designated Series F Preferred Stock. Please clarify how these transactions related to the acquisition of the assets of Air Pure Systems, LLC. Please clarify whether there are any affiliations between Air Pure Systems, Viridis Capital, Petrocavitation Partners and your new CEO, Max Bennett.

Response to Comment 1

When the Staff has completed its review of our responses to the comments, we will amend the 14C to insert the following text after the first paragraph of the section titled “The Merger of the Company into its Wholly-Owned Subsidiary:”

Background to the Merger:  Development of Oxysonix Corporation

Since 2009 the Company has been engaged in the business of conducting research and development into various clean technologies, particularly those with potential to reduce carbon emissions. Our subsidiary, EcoSystem Technologies, LLC, has performed research and development activities related to several feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies. In April 2012 we organized a new subsidiary, Oxysonix Corporation, to acquire a number of patents and pending patent applications, including U.S. patent application numbered 13/057,596 and related intellectual properties involving methods and devices for increasing liquid fuel combustion efficiency by burning fuel more completely (collectively, the “Technology”). Testing of the Technology completed to date with early-stage prototypes plugged into a gasoline engine has demonstrated an average increase in fuel economy of over 30%. At the same time, the concentration of unburnt hydrocarbons and carbon monoxide in the combustion exhaust decreased by about 56% and 38%, respectively.

Moving forward, our development plans for 2012 include continued but expanded research and development activities with the newly-acquired Technology; the acquisition of one or more targeted carbon conversion and reuse technologies; the optimization of our existing prototypes based on our existing fuel refining technologies; and the construction of expanded laboratory facilities for iterative prototype evaluation and refinement. Our primary goal for the next 12 months is to launch of our planned first generation of products based on our patent-pending and proprietary fuel refining technologies.  Achievement of this goal will, however, require that we obtain the necessary financing.

Background to the Merger:  The Acquisition Transaction

On April 25, 2012, Oxysonix acquired the Technology described above from Air Pure Systems, LLC (“APS”) in exchange for 20,000 shares of Oxysonix Series 1 Preferred Stock. Shares of Oxysonix Series 1 Preferred Stock will pay a non-cumulative annual dividend equal to 5% of Oxysonix net sales generated from products comprised of the Technology, which rate decreases to 3% on March 31, 2019. The Series 1 shares are non-assignable but may be exchanged by the holder for common shares in the Company at a rate equal to 100% of the market price for the Company’s common stock on the day prior to conversion.

 In connection with the transfer of the Technology from APS to Oxysonix, the following transactions also took place:

•
The Company issued 450,000 shares of Series F Preferred Stock to Petrocavitation Partners, LLC (“Petro”) in exchange for the waiver by Petro and its affiliates of all claims to the Technology.  The 450,000 Series F Shares are convertible after October 25, 2012 (and will be automatically converted upon the filing of an S-1 registration statement by the Company) into Adarna common stock equal to 45% of the fully-diluted outstanding shares.

•
Frank Moody, Gary Musselman and James Fanning were appointed to the posts of President, Controller and Chief Technology Officer of Oxysonix, respectively, in connection with the transfer of the Technology from APS to Oxysonix.

•
Viridis Capital, LLC (“Viridis”), which had been the majority shareholder of the Company, agreed to exchange its equity in the Company for 75,000 shares of Series D Preferred Stock. CleanTech Fuels, Inc. (“CTF”), accepted 794,845 shares of Series D Preferred Stock in satisfaction of $875,000 in loans made to Adarna.  Each share of Series D Preferred Stock is convertible into Adarna common stock at a rate equal to one divided by the average market price of Adarna common stock for the 90 days preceding conversion. The beneficial owner of Viridis and CTF is Kevin Kreisler, who had been the Company’s Chief Executive Officer prior to the acquisition of the Technology by Oxysonix.

•
Oxysonix granted a license to CTF permitting CTF to use any technology owned by Oxysonix in renewable fuels applications in exchange for a royalty equal to 3% of net income obtained by CTF from sale of products incorporating Oxysonix technology.

•
Kevin Kreisler resigned from his position as Chief Executive Officer and Jacqueline Flynn resigned from her position as Chief Financial Officer of Adarna.  Max Bennett was appointed to serve as co-director with Mr. Kreisler and as Chief Executive Officer and Chief Financial Officer, upon being designated for those positions by Petro.

A trust for the benefit of the children of Frank Moody is the beneficial owner of 20% of APS and 35.85% of Petro.  A trust for the benefit of the children of Gary Musselman is the beneficial owner of 20% of APS and 35.85% of Petro.  James Fanning is the owner of 20% of APS.

Structure of the Merger

*       *       *       *      *

Except as noted in the supplemental text above, there are no affiliations among Air Pure Systems, Viridis Capital, Petrocavitation Partners and/or Max Bennett.

Sincerely,

/s/ Max Bennett

Max Bennett
Chief Executive Officer